Contact

www.linkedin.com/in/stephen-dansiger-psyd-mft-81076477 (LinkedIn)

Top Skills

Psychotherapy
Family Therapy
Mental Health

Certifications

EMDRIA Approved Consultant and Certified Therapist

Stephen Dansiger, PsyD, MFT

Founder @ HapTech Holdings | Delivering Immersive Sound & Vibration / Founder@StartAgain / Author
Los Angeles, California, United States

Summary

I am the CoFounder of HapTech Holdings, delivering multi patented bluetooth enabled full immersion sound and vibration technology. HapTech Health works on Digital Health solutions including mental health, wellness and physical health. HapTech Entertainment enhances VR, AR, Film, TV, Gaming and more.

As CEO of StartAgain Associates, I developed the MET(T)A Protocol (Mindfulness & EMDR Treatment Template for Agencies), a new design for treatment integrating Buddhist Psychology and EMDR therapy. I created the MET(T)A Protocol in order to provide trauma-focused mindfulness based treatment for mental health agencies at all levels of care. The model is being adopted at treatment centers internationally. I presented on the model at EMDRIA conferences in 2016, 2018 and 2019. The model is also expanding into other areas such as hospitals, social support agencies and corporate wellness.

Both StartAgain Associates and HapTech have entered the Connected Health Care and Wellbeing Cluster at the Dundalk Institute of Technology (DkIT) in Dundalk, Ireland. Here we can grow in our innovation, research and commercialization and moving into EU and other markets with our training and technology. We are beginning research partnerships with several universities.

I am Co-author of 4 books with Jamie Marich (our latest being Healing Addiction with EMDR Therapy), and the author of Clinical Dharma and Mindfulness for Anger Management. I have provided training, education, leadership, coaching and therapy for a diverse population for over 30 years. An EMDRIA Approved Consultant and Certified EMDR therapist, I am Faculty with the Institute for Creative Mindfulness, providing EMDR Training and Advanced Topics Courses. I have worked for over 30 years as a Trainer and Educator, working from pre-K through universities, corporations and government agencies coaching and training throughout those years

on Anger Management, Conflict Resolution, DEIJ, and Substance Abuse Prevention.

I have practiced Buddhist mindfulness for 35 years, including a year-long residence at a Zen monastery. I now teach regularly in Los Angeles, in addition to teaching classes and retreats online and internationally.

As a musician I played my first show at CBGB at age 16, played on numerous recordings and toured internationally. I was a regular guest on the 100 million download WTF with Marc Maron podcast, appearing as Dr. Steve, attempting to help Marc understand his problems and those of his listeners.

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Experience

HapTech Holdings
Founder
January 2022 - Present (2 years 5 months)
Los Angeles, California, United States

I am the Founder of HapTech Holdings, delivering multi patented bluetooth enabled full immersion sound and vibration technology. HapTech Health works on Digital Health solutions including mental health, wellness and physical health. HapTech Entertainment enhances VR, AR, Film, TV, Gaming and more.

StartAgain Associates
Founder and CEO
April 2013 - Present (11 years 2 months)
Greater Los Angeles Area

StartAgain is a training, curriculum and technology company dedicated to providing the resources to improve agency based mental health treatment, in addition to private practice settings and corporate wellness programs. This includes the MET(T)A Protocol, online and live training, and development of software for a wearable technology company to assist in applications in all phases of EMDR therapy, as well as other mental and physical health related applications.

Springer Publishing
Co Author

August 2021 - Present (2 years 10 months)
New York, New York, United States

Healing Addiction with EMDR Therapy: A Trauma Focused Guide

Trauma and the Twelve Steps Daily Meditation Reader/Trauma and the Twelve Steps Step Workbook
Co Author
September 2020 - Present (3 years 9 months)

I met Jamie Marich through her book Trauma and the Twelve Steps almost a decade ago. I now have the honor of having written the preface for its second edition on North Atlantic Books, and have also coauthored with her two companion volumes: Trauma and the 12 Steps Daily Meditation Reader, and Trauma and the 12 Steps Step Workbook. These books work with her original text or on their own to support trauma informed 12 step recovery for any and all who are interested: people in recovery, sponsors, clinicians, family... anyone who wants to investigate the steps through a trauma informed lens and through trauma informed practice of the steps.

Society for HealthCare Innovation - SHCI
Founding Member
January 2020 - Present (4 years 5 months)

Mindfulness for Anger Management
Author
November 2018 - Present (5 years 7 months)

Mindfulness based anger management developed over the last 25 years of working in education and in psychotherapy.

EMDR Therapy and Mindfulness For Trauma Focused Care
Co Author
November 2017 - Present (6 years 7 months)

Institute for Creative Mindfulness
Senior Faculty
January 2016 - Present (8 years 5 months)
Greater Los Angeles Area

Providing EMDRIA Approved Basic Training in EMDR Therapy. 4 Part 1 workshops a year and 2 Part 2 workshops a year in Pasadena, CA. Also Advanced Topics courses on EMDR and Mindfulness and the MET(T)A Protocol. Go to drdansiger.com for more information...

Psychotherapist

January 2003 - Present (21 years 5 months)

Working with individuals, couples and families on issues of addiction, trauma, anxiety, depression, anger management and other problems. Working extensively with the use of EMDR (Eye Movement Desensitization Reprocessing) therapy to help with all of these issues.

DropLabs

Head of Health & Wellness Innovation & Partnerships

September 2016 - November 2021 (5 years 3 months)

Greater Los Angeles Area

As the Health and Wellness advisor, helped develop the technology now owned by Haptech Holdings.

StartAgain Media

Author of Clinical Dharma

October 2016 - October 2016 (1 month)

https://www.amazon.com/Clinical-Dharma-Path-Healers-Helpers/dp/0692756523/ref=sr_1_1?ie=UTF8&qid=1479230433&sr=8-1&keywords=clinical+dharma

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Education

University of Pennsylvania School of Medicine

Master of Health Care Innovation · (2019 - 2022)

California Southern University

PsyD, Clinical Psychology · (2007 - 2010)

State University of New York Empire State College

Bachelor of Arts (BA), Interdisciplinary Communication Studies · (1988 - 1989)